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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                             Quality Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747578409

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                                 (CUSIP Number)

                                 Richard W. Cohen
           c/o Robinson Brog Leinwand Greene Genovese and Gluck, P.C.
                    1345 Avenue of the Americas, 31st floor
                               New York, NY 10105
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 February 3, 1996

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D

     747578409

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathon P. Reuben


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER    139,583
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER    -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  139,583
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       139,583

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        5.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

                  The securities to which this statement (the "Schedule 13D") relates are the shares of Common Stock (the "Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive offices are located at c/o QPI Multipress, Inc., 560 Dublin Avenue, Columbus, Ohio 43215.

Item 2.  Identity and Background.

                This Schedule 13D is filed by Jonathon P. Reuben. Mr. Reuben's business address is 23440 Hawthorne Blvd., Suite 270, Torrance CA 90505
Mr. Reuben's principal employment as an accountant is with Jonathon P. Reuben CPA, an accounting corporation. Mr. Rueben serves as, among other things, Vice President of the Company. During the last five years, Mr. Reuben has not been
(a) convicted in any criminal proceeding(excluding traffic violations or similar misdemeanors) nor(b)a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            No funds were borrowed to effect Mr. Reuben's purchases. All the shares of Stock beneficially owned by Mr. Reuben were issued to him by the Company for services rendered.

Item 4.  Purpose of Transaction.


                  The Common Stock held by Mr. Reuben was acquired and is being held as an investment. Mr. Reuben has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than pursuant to options to acquire Stock held by Mr. Reuben) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Reuben owns beneficially in the aggregate 139,583 shares of Stock (excluding 325,000 shares of Stock issuable upon exercise of options (the "Options") that are not exercisable within the next sixty (60) days) which, based upon the 2,529,013 (based on the 2,395,680 shares of Stock reported as outstanding in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1997 and after giving effect to the issuance of an aggregate of 133,333 shares of Stock in August 1997 upon the conversion of certain convertible securities) shares of outstanding Stock constitutes approximately 5.5% of the shares of Stock outstanding. Mr. Reuben has the sole power to vote and direct the vote and to dispose and direct the disposition of the Stock which he owns.

     Mr. Reuben acquired the 139,583 shares of Stock on February 3, 1996. All of such shares were issued to him by the Company in consideration for services rendered.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Mr. Reuben does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Options.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




December 2, 1997                        /s/Jonathon P. Reuben
                                         Jonathon P. Reuben